Exhibit 99.3

CANOPY GROWTH CORPORATION	Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more.

Toll Free 1-866-964-0492

www.computershare.com/ noticeandaccess

Notice of Availability of Proxy Materials for

CANOPY GROWTH CORPORATION Annual Meeting

Meeting Date and Location:

When: September 17, 2019 10:00 am (Eastern Time)	Where: Jane Mallett Theatre, St. Lawrence Centre for the Arts, 27 Front Street East, Toronto, Ontario, M5E 1B4	------- Fold

You are receiving this notice to advise that Canopy Growth Corporation is using notice-and-access to deliver proxy materials to its shareholders for the above noted meeting (the “Meeting”) instead of receiving paper copies of the proxy materials, the proxy materials for the Meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the management information circular and other proxy materials before voting.

The management information circular and other relevant proxy materials are available at:

www.canopygrowth.com/investors/investor-events

OR

www.sedar.com

How to Obtain Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the current Meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and Meeting date, all requests must be received no later than September 6, 2019. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

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For Holders with a 15 digit Control Number:

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy.

To obtain paper copies of the materials after the Meeting date, please contact 1-855-368-4486.

For Holders with a 16 digit Control Number:

Request materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from Outside of North America - (905) 507-5450 and entering your control number as indicated on your Voting Instruction Form.

To obtain paper copies of the materials after the Meeting date, please contact 1-855-368-4486.

Dual

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1. Election of Directors - Election of Directors

2. Appointment of Auditors - Appointment of Auditor

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Voting

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy. Your Proxy or Voting Instruction Form must be received by 10:00 am (Toronto time) on September 13, 2019.

PLEASE VIEW THE MANAGEMENT INFORMATION CIRCULAR AND OTHER RELEVANT PROXY MATERIALS

PRIOR TO VOTING

Annual Financial statement delivery

•	No Annual Report (or Annual Financial Statements) is (are) included in this mailing

Questions

Shareholders with questions about notice-and-access can contact Canopy Growth Corporation by calling 1-855-558-9333 ext. 122.